WESTHOPE CAPITAL CORP.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

02 FEB 12 AM 8:50

January 15, 2002

02015095

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450-5th Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-2254

Please find enclosed two(2) copies of the unaudited Interim Financial Statements for the six months ended November 30th, 2001 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

WESTHOPE CAPITAL CORP.

Per: J. Allan Ringler

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

JAR/cd
Encl.

dw 2/14

Westhope Capital Corp.
(incorporated under the laws of Ontario)

Balance Sheets (Prepared by Management)

	November 30, 2001 (Unaudited)	May 31, 2001 (Audited)
ASSETS		
Current assets		
Cash and short term investments	$ 316,840	$ 328,560
Exploration advances	13,349	29,946
Sundry receivables	15,868	8,242
	346,057	366,748
Oil and gas interest	69,170	109,748
	$ 415,227	$ 476,496
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 28,174	$ 29,356
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized		
Unlimited number of preference shares, issuable in series		
Unlimited number of common shares		
Issued - 5,844,258 common shares	1,025,001	1,025,001
Deficit	(637,948)	(577,861)
	387,053	447,140
	$ 415,227	$ 476,496

Westhope Capital Corp.

(Prepared by Management - Unaudited)

Statements of Operations and Deficit

	Three Months Ended November 30, 2001	Three Months Ended November 30, 2000	Six Months Ended November 30, 2001	Six Months Ended November 30, 2000
Revenues:				
Oil and gas sales	$ 14,587	$ 41,100	$ 19,228	$ 54,006
Less: Operating costs	(15,624)	(13,136)	(17,412)	(18,256)
	(1,037)	27,964	1,816	35,750
Expenses:				
Depletion	20,289	5,398	40,578	10,796
Management fees	6,000	6,000	12,000	12,000
Accounting and corporate services	2,600	2,400	5,000	4,800
Legal and audit fees	5,164	-	5,164	-
Office and general	4,780	3,959	5,165	4,625
Shareholder relations	10,224	13,899	11,967	15,054
	49,057	31,656	79,874	47,275
Other income/expense				
Interest income	3,000	3,500	17,971	3,500
Loss for the period	(47,094)	(192)	(60,087)	(8,025)
Deficit, beginning of the period	(590,854)	(484,558)	(577,861)	(476,725)
Deficit, end of period	$ (637,948)	$ (484,750)	$ (637,948)	$ (484,750)
Loss per share (Note 3)	$ (0.00806)	$ (0.00003)	$ (0.01028)	$ (0.00137)
Weighted average number of common shares	5,844,258	5,844,258	5,844,258	5,844,258

Statements of Cash Flows

	Three Months Ended November 30, 2001	Three Months Ended November 30, 2000	Six Months Ended November 30, 2001	Six Months Ended November 30, 2000
Cash flows (used in) provided by				
Operating activities:				
Loss for the period	$ (47,094)	$ (192)	$ (60,087)	$ (8,025)
Adjustment for depletion	20,289	5,398	40,578	10,796
Changes in non-cash working capital:				
Exploration advances	(191)	-	16,597	8,894
Sundry receivables	(5,601)	(12,421)	(7,626)	(11,176)
Accounts payable and accrued liabilities	(358)	(2,514)	(1,182)	(6,190)
	(32,955)	(9,729)	(11,720)	(5,701)
Changes in cash and short term investments	(32,955)	(9,729)	(11,720)	(5,701)
Cash and short term investments, beg. of period	349,795	390,187	328,560	386,159
Cash and short term investments, end of period	$ 316,840	$ 380,458	$ 316,840	$ 380,458

Westhope Capital Corp.
Notes to Financial Statements
For the Six Months Ended November 30, 2001
(Prepared by Management -Unaudited)

1. *Accounting policies*

The management of Westhope Capital Corp. (the "Company") have prepared these unaudited financial statements for the six months ended November 30, 2001, in accordance with generally accepted accounting principles in Canada. The methods and policies used in the audited financial statements for the year ended May 31, 2001 are the same methods and policies followed in these unaudited financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended November 30, 2001 are not indicative of the results that may be expected for the full year ending May 31, 2002.

2. Income taxes

The estimated taxable income for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably determined whether the company will realize the benefits of future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. This temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for income tax purposes, refer to the audited financial statements for the year ended May 31, 2001. The benefits for these losses and the estimated loss for the period ended have not been recognized in these financial statements.

3. Loss per share

The loss per share figures are calculated using the weighted monthly average number of common shares outstanding during the period.

4. Related party transaction

As at November 30, 2001, the Company has expensed and paid a total of $12,000 to the promoter of the Company for managing and supervising the affairs of the Company.

Westhope Capital Corp.
(incorporated under the laws of Ontario)

Balance Sheets (Prepared by Management)

	November 30, 2001 (Unaudited)	May 31, 2001 (Audited)
ASSETS		
Current assets		
Cash and short term investments	$ 316,840	$ 328,560
Exploration advances	13,349	29,946
Sundry receivables	15,868	8,242
	346,057	366,748
Oil and gas interest	69,170	109,748
	$ 415,227	$ 476,496
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 28,174	$ 29,356
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized		
Unlimited number of preference shares, issuable in series		
Unlimited number of common shares		
Issued - 5,844,258 common shares	1,025,001	1,025,001
Deficit	(637,948)	(577,861)
	387,053	447,140
	$ 415,227	$ 476,496

Westhope Capital Corp.

(Prepared by Management - Unaudited)

Statements of Operations and Deficit

	Three Months Ended November 30, 2001	Three Months Ended November 30, 2000	Six Months Ended November 30, 2001	Six Months Ended November 30, 2000
Revenues:				
Oil and gas sales	$ 14,587	$ 41,100	$ 19,228	$ 54,006
Less: Operating costs	(15,624)	(13,136)	(17,412)	(18,256)
	(1,037)	27,964	1,816	35,750
Expenses:				
Depletion	20,289	5,398	40,578	10,796
Management fees	6,000	6,000	12,000	12,000
Accounting and corporate services	2,600	2,400	5,000	4,800
Legal and audit fees	5,164	-	5,164	-
Office and general	4,780	3,959	5,165	4,625
Shareholder relations	10,224	13,899	11,967	15,054
	49,057	31,656	79,874	47,275
Other income/expense				
Interest income	3,000	3,500	17,971	3,500
Loss for the period	(47,094)	(192)	(60,087)	(8,025)
Deficit, beginning of the period	(590,854)	(484,558)	(577,861)	(476,725)
Deficit, end of period	$ (637,948)	$ (484,750)	$ (637,948)	$ (484,750)
Loss per share (Note 3)	$ (0.00806)	$ (0.00003)	$ (0.01028)	$ (0.00137)
Weighted average number of common shares	5,844,258	5,844,258	5,844,258	5,844,258

Statements of Cash Flows

	Three Months Ended November 30, 2001	Three Months Ended November 30, 2000	Six Months Ended November 30, 2001	Six Months Ended November 30, 2000
Cash flows (used in) provided by				
Operating activities:				
Loss for the period	$ (47,094)	$ (192)	$ (60,087)	$ (8,025)
Adjustment for depletion	20,289	5,398	40,578	10,796
Changes in non-cash working capital:				
Exploration advances	(191)	-	16,597	8,894
Sundry receivables	(5,601)	(12,421)	(7,626)	(11,176)
Accounts payable and accrued liabilities	(358)	(2,514)	(1,182)	(6,190)
	(32,955)	(9,729)	(11,720)	(5,701)
Changes in cash and short term investments	(32,955)	(9,729)	(11,720)	(5,701)
Cash and short term investments, beg. of period	349,795	390,187	328,560	386,159
Cash and short term investments, end of period	$ 316,840	$ 380,458	$ 316,840	$ 380,458

Westhope Capital Corp.
Notes to Financial Statements
For the Six Months Ended November 30, 2001
(Prepared by Management -Unaudited)

1. Accounting policies

The management of Westhope Capital Corp. (the "Company") have prepared these unaudited financial statements for the six months ended November 30, 2001, in accordance with generally accepted accounting principles in Canada. The methods and policies used in the audited financial statements for the year ended May 31, 2001 are the same methods and policies followed in these unaudited financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the six months ended November 30, 2001 are not indicative of the results that may be expected for the full year ending May 31, 2002.

2. Income taxes

The estimated taxable income for the period is nil. Based upon the level of historical taxable income, it cannot be reasonably determined whether the company will realize the benefits of future income tax assets or the amounts owing from future income tax liabilities. Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated temporary difference valuation allowance. This temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information about the Company's losses for income tax purposes, refer to the audited financial statements for the year ended May 31, 2001. The benefits for these losses and the estimated loss for the period ended have not been recognized in these financial statements.

3. Loss per share

The loss per share figures are calculated using the weighted monthly average number of common shares outstanding during the period.

4. Related party transaction

As at November 30, 2001, the Company has expensed and paid a total of $12,000 to the promoter of the Company for managing and supervising the affairs of the Company.